EXHIBIT 2.1

STATE OF SOUTH DAKOTA	§
COUNTY OF HARDING	§
COUNTY OF PERKINS

STATE OF NORTH DAKOTA	§
COUNTY OF ADAMS	§

Option to Acquire Oil & Gas Leases

This Option to Acquire Oil & Gas Leases (this “Agreement”) is entered into effective as of April 30, 2015, by and between Empire Petroleum Corporation, a Delaware corporation (“Empire”), and Dennis Anderson (“Dennis”) and Stan Anderson (“Stan”).  Dennis and Stan are sometimes collectively referred to herein as the “Anderson Brothers” and individually as an “Anderson Brother.”

Whereas, the parties desire to create an area of mutual interest with respect the area located with the blue outline on Exhibit A attached hereto (the “AMI”);

Whereas, Empire desires to secure from each Anderson Brother an option to obtain one or more oil and gas leases with respect to any mineral interests owned by such Anderson Brother within the AMI (the “Option Lands”), and Empire may determine to enter into such lease(s) after completion of a Geological & Geophysical (G&G) evaluation by Empire;

Whereas, upon completion of the G&G evaluation by Empire, Empire may also desire for the Anderson Brothers to assist Empire in obtaining one or more oil and gas leases from third parties with respect to any mineral interests owned by such third parties within the AMI (the “White Acreage”); and

Whereas, the parties hereto desire to enter into this Agreement to set forth the terms and conditions relating to the grant of the option and the cooperation in the AMI as described in the preceding paragraphs.

Now, Therefore, in consideration of the mutual covenants and agreements of the parties herein contained, the parties agree as follows:

1.  Initial Consideration

In consideration of the grant of options (each, an “Initial Stock Option” and, collectively, the “Initial Stock Options”) to the Anderson Brothers to acquire an aggregate of 250,000 shares of Empire’s common stock, par value $0.001 per share (the “Common Stock”), at $0.25 per share for a period of two years from the date hereof, each Anderson Brother hereby grants and conveys to Empire, its successors and assigns, the sole and exclusive option (the “Lease Option”) to acquire one or more oil and gas leases pertaining to the Option Lands using the oil and gas lease agreement substantially in the form attached hereto as Exhibit B (the “Lease”).  The Initial Stock Options shall be granted using the stock option agreement substantially in the form attached hereto as Exhibit C (the “Stock Option Agreement”) and shall be issued as directed by the Anderson Brothers in writing.

2. Lease Option Term

The Lease Option is hereby granted for a period of two years, commencing with the effective date hereof and ending at midnight on April 30, 2017 (the “Lease Option Term”).

3.  Seismic Operations

During the Lease Option Term and for so long as any Lease remains in effect, Empire shall have the right to conduct seismic operations over the Option Lands as well as any surface owned by the Anderson Brothers within the AMI.  In connection with any such seismic operations, Empire agrees to use commercially reasonable efforts not to cut, damage or destroy any merchantable crops on the Option Lands and, in the event any merchantable crops of an Anderson Brother are so damaged, Empire shall promptly pay to such Anderson Brother the market value of such crops less (a) the salvage value (if any) of such crops and (b) an estimate of the costs that would have been incurred by such Anderson Brother in connection with harvesting such crops.

4.  Lease Exercise

In the event Empire desires to exercise the Lease Option one or more times with respect to any or all of the Option Lands, Empire shall notify the Anderson Brothers during the Lease Option Term.  Such notice shall contain (a) a statement that Empire is exercising the Lease Option, (b) a legal description of the Option Lands to be leased in connection with such exercise and (c) the appropriate Lease bonus payment calculated in accordance with Section 6 below along with (d) the applicable Lease to be executed by the appropriate parties.  The effective date of the Lease(s) will be, at Empire’s option, any date (inclusive) between the effective date of this Agreement and the expiration date hereof.  The Lease(s) executed hereunder shall cover Option Lands selected by Empire in its sole discretion; provided, however, that with respect to each Anderson Brother leasing hereunder, the selected lands for a Lease in a given section must comprise all of the mineral acres owned by the such Anderson Brother in that particular section.  Additionally, in connection with acquiring any Lease(s) hereunder, Empire shall, and shall cause its leasing agents to, use commercially reasonable efforts to assist the Anderson Brothers in indentifying and reclaiming any abandoned mineral rights to which the Anderson Brothers are entitled to reclaim pursuant to the South Dakota Dormant Mineral Act.

5.  Forced Integration or Pooling

Notwithstanding the above, in the event that any Option Lands should become subject to a regulatory hearing before the State of South Dakota which involves the forced integration or pooling of any portion of the Option Lands, the Anderson Brothers shall, within five days of being notified of such action, give Empire written notice of such hearing. Within fifteen days of receiving notice from the Anderson Brothers, or five days prior to the regulatory hearing date (provided Empire has received written notice from the Anderson Brothers), whichever occurs first, Empire must make an election to either (a) exercise the Option Lands which are subject to the regulatory hearing for inclusion in a Lease and promptly obtain a Lease from the Anderson Brothers or (b) Empire shall release the Option Lands subject to the regulatory hearing from this Agreement, in which case Empire shall have no further Lease Option in the acreage so released.

6. Lease Bonus, Term and Royalty

In connection with any exercise of the Lease Option hereunder, the Lease bonus payment with respect to such exercise shall be $30.00 per each net mineral acre owned by the applicable Anderson Brothers in the Option Lands to be subject to the Lease in connection with the exercise, payable by check, accompanying the option notification.  The primary term for the Lease(s) will be five years.  The lessor’s royalty reserved in each Lease will be 15.00%.

7.  Data Disclosure by the Anderson Brothers

The Anderson Brothers agree to make available to Empire all technical and land information within the AMI in their possession unless the Anderson Brothers are prohibited from giving out such information by the existence of a license or confidentiality agreement.  All data provided by the Anderson Brothers pursuant to this Agreement shall not be disclosed to the public in a general manner by Empire, except as may be required by law without the Anderson Brothers’ written consent.  Such data may, however, be disclosed without prior approval by the Anderson Brothers to entities involved in Empire’s normal course of business, which includes consultants whose professional advice is necessary to interpret such data or to prospective purchasers of mineral fee title, oil and gas leases, or production from leased premises and partners in the exploration project.  The Anderson Brothers make no representation or warranty, express, implied, statutory or otherwise, with respect to the accuracy or completeness of any information, records or data, factual, interpretive or otherwise furnished or made available by the Anderson Brothers to Empire under the provision of, or in connection with this Agreement and any use of such information, records and data by Empire for any purpose whatsoever shall be at Empire’s sole risk.  If at any time Empire determines not to continue leasing or developing the AMI, Empire shall deliver to the Anderson Brothers all G&G work relating to the AMI in Empire’s possession, unless the Empire is prohibited from giving out such information by the existence of a license or confidentiality agreement.

8.  White Acreage

Empire shall consult with the Anderson Brothers from time to time with respect to White Acreage areas that Empire desires to either (a) option to lease from third parties pursuant to an option agreement containing terms and conditions acceptable to Empire in its sole discretion (each, a “White Acreage Option Agreement”) or (b) lease from third parties pursuant to an oil and gas lease substantially in the form attached hereto as Exhibit B (each, a “White Acreage Lease”).  Upon the execution of a White Acreage Option Agreement during the Lease Option Term, Empire shall grant to the Anderson Brothers an option to acquire Common Stock at an exercise price of $0.25 per share for a period of two years from the date of execution of such White Acreage Option Agreement covering two shares of Common Stock for each net mineral acre delivered under such White Acreage Option Agreement and, upon the execution of a White Acreage Lease during the Lease Option Term, Empire shall grant to the Anderson Brothers an option to acquire Common Stock at an exercise price of $0.25 per share for a period of two years from the date of execution of such White Acreage Lease covering (a) one share of Common Stock for each net mineral acre delivered under such White Acreage Lease up to the first 50,000 net mineral acres and (b) thereafter, two shares of Common Stock for each net mineral acre delivered under such White Acreage Lease, without duplication as to any particular net acre covered by both a White Acreage Option Agreement and White Acreage Lease (each, a “White Acreage Stock Option” and, collectively, the “White Acreage Stock Options”).  For the avoidance of doubt, if White Acreage Stock Options are issued with respect to a net acre covered by a White Acreage Option Agreement, no further White Acreage Options shall be issued with the subsequent lease of such net acre by Empire.  Any such White Acreage Stock Options shall be issued to one or more of the Anderson Brothers covering such number of shares of Common Stock as directed in writing by the Anderson Brothers.  The White Acreage Stock Options shall be granted using the stock option agreement substantially in the form attached hereto as Exhibit C.

9.  Notices

Any notices required or desired shall be in writing and delivered personally or by messenger or sent by U.S. certified mail, return receipt requested, postage prepaid, or sent via facsimile or e-mail transmission, and shall be sent to the respective addressee at the respective address or facsimile number or e-mail address set forth below or to such other address or facsimile number or e-mail address as the parties may specify in writing.

Empire Petroleum Corporation 165 S. Union Blvd. Union Tower, Suite 360 Lakewood, CO 80228 Fax: (303) 647-4635	Anderson Brothers See addresses on Exhibit D

Notices shall be deemed effective upon the earlier of receipt when delivered, or, if mailed, upon return receipt, or, if sent via facsimile or e-mail, upon confirmed facsimile or e-mail transmission to the designated fax number or e-mail address of said addressee.

10. Entire Agreement

This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter herein and supersedes all prior negotiations and representations.  This Agreement may not be modified except in writing signed by the parties.

11. Assignability

This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, successors, and assigns; provided, however that neither this Agreement nor the obligations hereunder may be transferred or assigned by Empire, on the one hand, or the Anderson Brothers, on the other hand, without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

12. Mandatory Arbitration of Disputes

All controversies and disputes of any kind arising out of or relating in any manner to this Agreement that cannot be settled by discussions among the disputing parties within 30 days after the initial written notification thereof, shall be finally settled by confidential arbitration proceedings. Without limiting the foregoing, this Section 12 specifically applies to the construction, performance or alleged breach of this Agreement, including the issue of whether any controversy or dispute is subject to arbitration.  Such arbitration shall be conducted in Pennington County, South Dakota, before a single arbitrator under the Commercial Arbitration Rules of the American Arbitration Association, as such rules may be amended from time to time, and judgment upon the award rendered in the arbitration may be entered in any court having jurisdiction thereof.  The arbitration award shall be in writing and shall specify the factual and legal bases for the award.  Each party hereto understands and agrees that (a) arbitration is final and binding on the parties, (b) the parties are waiving their rights to seek remedies in court, including the right to jury trial, (c) pre-arbitration discovery is generally more limited than and different from court proceedings, (d) any party’s right to appeal or to seek modification of rulings in the arbitration is strictly limited, and (e) the subject matter of this Agreement involves interstate commerce and any dispute regarding the enforcement of this Section 12, including any motion to compel arbitration or any defense to the arbitrability of this Section 12, shall be interpreted pursuant to the provisions of the Federal Arbitration Act, 9 U.S.C. Section 1, et seq., notwithstanding the governing law provision of this Agreement. In the event any dispute or controversy is resolved by arbitration, the nonprevailing party in such arbitration shall reimburse the prevailing party for the prevailing party’s reasonable attorneys’ fees, witness fees, court costs and all other costs in connection with such arbitration.  A party shall be deemed to have been a prevailing party for purposes of this Section 12 only if such party improved such party’s position from the parties’ written offers of settlement, if any, prior to the arbitration award.  As an example of the foregoing, if, prior to the final award in the arbitration, a party had offered in writing to settle a dispute by paying an amount and if the counterparty failed to accept such offer and thereafter obtained an award for less than the offered amount, then the offering party (and not the counterparty) shall be deemed to have been a prevailing party for purposes of this Section 12. Notwithstanding the foregoing, (y) nothing contained in this Agreement shall limit or restrict in any way the right or power of a party at any time to commence and prosecute a proceeding for a preliminary or temporary injunction or other temporary order pending arbitration under this Agreement, and (z) any matter that is within the jurisdiction of a probate or bankruptcy court shall be excluded from the provisions of this Section 12.

13.  Authority to Execute

Each party to this Agreement, and each individual signing on behalf of each party, hereby represents and warrants to the other that it has full power and authority to enter into this Agreement and that its execution, delivery, and performance of this Agreement has been fully authorized and approved, and that no further corporate approvals or consents are required to bind such party.

14.  Exhibits

All exhibits referred to herein are deemed to be incorporated in this Agreement in their entirety.

15.  No Warranty of Title

The rights herein granted to Empire are limited to those owned by the Anderson Brothers, which makes no representation or warranty as to its ownership rights in the Option Lands, and the Anderson Brothers shall have no liability to Empire in such regard.

16.  No Waiver

Failure of either party to insist upon the strict performance of any of the terms and conditions hereof, or failure to exercise any rights or remedies provided herein or by law, or to notify the other party in the event of breach, will not release the other party of any of its obligations under this Agreement, nor will any proposed oral modification or rescission of this Agreement by either party operate as a waiver of any of the terms hereof. No waiver by either party of any breach, default, or violation of any term, warranty, representation, agreement, covenant, right, condition, or provision hereof will constitute waiver of any subsequent breach, default, or violation of the same or other term, warranty, representation, agreement, covenant, right, condition, or provision.

17.  Recordation

This Agreement shall not be recorded in any public records.  On request, each Anderson Brother will execute a Memorandum of OGL Agreement in a form suitable for recording.

18.  Governing Law

The validity, construction, and performance of this Agreement will be governed by and construed in accordance with the laws of the States of South Dakota, without regard to its conflict of laws and rules.

[Signatures on Next Page]

Executed and Effective as of the date first above written.

THE ANDERSON BROTHERS	EMPIRE PETROLEUM CORPORATION

/s/ Dennis Anderson	By: /s/ J. C. Whorton, Jr.
Dennis Anderson	J. C. Whorton, Jr.
Chief Executive Officer

/s/ Stan Anderson
Stan Anderson

STATE OF COLORADO COUNTY OF JEFFERSON	}	ss

On this 11th day of May, 2015, before me personally appeared J. C. Whorton, Jr., to me known to be the Chief Executive Officer of Empire Petroleum Corporation, the corporation that executed the within and foregoing instrument, and acknowledged said instrument to be the free and voluntary act and deed of said company, for the uses and purposes therein mentioned, and on oath stated that they were authorized to execute said instrument.

In Witness Whereof, I have hereunto set my hand and affixed my official seal the day and year herein first above written.

/s/ Amanda Fair Wynn
Notary Public in and for the State of Colorado
My appointment expires: 4/16/16

STATE OF SOUTH DAKOTA COUNTY OF PENNINGTON	}	ss

On this 4th day of May, 2015, before me personally appeared Dennis Anderson who executed the within and foregoing instrument, and acknowledged said instrument to be the free and voluntary act and deed of him, for the uses and purposes therein mentioned, and on oath stated that he was authorized to execute said instrument.

In Witness Whereof, I have hereunto set my hand and affixed my official seal the day and year herein first above written.

/s/ Brittany Robinson
Notary Public in and for the State of South Dakota
My appointment expires: 10/23/19

STATE OF SOUTH DAKOTA COUNTY OF PENNINGTON	}	ss

On this 1st day of May, 2015, before me personally appeared Stan Anderson who executed the within and foregoing instrument, and acknowledged said instrument to be the free and voluntary act and deed of him, for the uses and purposes therein mentioned, and on oath stated that he was authorized to execute said instrument.

In Witness Whereof, I have hereunto set my hand and affixed my official seal the day and year herein first above written.

/s/ Carolynn Anderson
Notary Public in and for the State of South Dakota
My appointment expires: July 20, 2019